Exhibit 20 Press release issued November 10, 2020

For Immediate Release	November 10, 2020

BOWL AMERICA REPORTS FIRST QUARTER LOSS

Bowl America Incorporated today reported a fiscal 2021 first quarter loss of $.14 per share versus earnings of $.06 per share in the first quarter of fiscal 2020. All seventeen of the Company’s bowling centers were closed on March 18, 2020, by government order due to the COVID-19 pandemic. The Company’s three Florida centers reopened in late May 2020. Thirteen of the remaining locations opened in July 2020 and the last center reopened on August 31, 2020. All locations were mandated at 50% capacity or less during the quarter.

Fall season league bowling has begun better than anticipated and colder weather generally brings in open play business. The Company has returned approximately 60% of furloughed employees to work as it continues to follow enhanced cleaning procedures and maintain social distancing for the safety of our employees and bowlers. However with the pandemic not yet under control it is difficult to know whether we will be able to continue to operate at current or at increased levels.

Bowl America operates 17 bowling centers and its Class A Common Stock trades on the NYSE American Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

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BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended
	September 27, 2020	September 29, 2019
Operating Revenues
Bowling and other	$1,166,872	$3,609,673
Food & merchandise sales	469,130	1,514,938
	1,636,002	5,124,611
Operating expenses excluding depreciation and amortization	2,567,925	5,049,518
Depreciation and amortization	247,808	235,178
Interest, dividend & other income	89,516	106,457
Change in value of investments	126,226	429,053
PPP loan interest	4,690	-
(Loss) earnings before tax	(968,679)	375,425

Net (Loss) earnings	$(737,723)	$285,325

Weighted average shares outstanding	5,160,971	5,160,971
(Loss) Earnings per share	(.14)	.06

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	09/27/20	09/29/19
ASSETS

Total current assets including cash and investments of $6,599 & $7,733	$8,073	$8,900
Property and other assets	19,565	20,855
TOTAL ASSETS	$27,638	$29,755

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$1,630	$3,173
Other liabilities	4,229	3,280
Stockholders' equity	21,779	23,302
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$27,638	$29,755

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